Exhibit 99.4

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hydro One Inc.

We consent to the use of our report, dated February 9, 2017, with respect to the consolidated financial statements included in this annual report on Form 40-F.

Chartered Professional Accountants, Licensed Public Accountants

March 27, 2017

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.